Via Facsimile and U.S. Mail
Mail Stop 6010


August 11, 2005


Mr. William Hitchcock
Chief Financial Officer
RG Global Lifestyles, Inc.
17751 Mitchell Avenue
Irvine, California 92614

Re:	RG Global Lifestyles, Inc.
	Form 10-KSB for the fiscal year ended March 31, 2005
	File No. 000-25488

Dear Mr. Hitchcock:

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief